UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4*)

                           JETBLUE AIRWAYS CORPORATION
                                 Name of Issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)



                                    477143101
                                 (CUSIP Number)



                                DECEMBER 31, 2005
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Continued on the following page(s)
                               Page 1 of 17 Pages
                             Exhibit Index: Page 12


                                  SCHEDULE 13G

CUSIP NO.: 477143101                                          PAGE 2 OF 17 PAGES

1    Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

          QUANTUM INDUSTRIAL PARTNERS LDC

2    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                 a.  [ ]
                                                 b.  [X]

3    SEC Use Only

4    Citizenship or Place of Organization

          CAYMAN ISLANDS

                                             5          Sole Voting Power

            Number of
              Shares                                         16,719,082
           Beneficially                      6          Shared Voting Power
             Owned By                                             0
               Each                          7          Sole Dispositive Power
            Reporting                                        16,719,082
              Person                         8          Shared Dispositive Power
               With                                               0



9    Aggregate Amount of Beneficially Owned by Each Reporting Person

                                   16,719,082

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                       [X]

11   Percent of Class Represented By Amount in Row (9)

                                      9.7%

12   Type of Reporting Person (See Instructions)

                                     OO; IV

                                  SCHEDULE 13G

CUSIP NO.: 477143101                                          PAGE 3 OF 17 PAGES


1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

          QIH MANAGEMENT INVESTOR, L.P.

2    Check the Appropriate Box if a Member of a Group (See Instructions)

                                             a.  [ ]
                                             b.  [X]

3    SEC Use Only

4    Citizenship or Place of Organization

          DELAWARE

            Number of                         5         Sole Voting Power
              Shares
           Beneficially                                       16,719,082
             Owned By                         6         Shared Voting Power
               Each                                                0
            Reporting                         7         Sole Dispositive Power
              Person                                          16,719,082
               With                           8         Shared Dispositive Power
                                                                   0


9    Aggregate Amount of Beneficially Owned by Each Reporting Person

                                   16,719,082

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                       [X]

11   Percent of Class Represented By Amount in Row (9)

                                      9.7%

12   Type of Reporting Person (See Instructions)

                                     PN; IA

                                  SCHEDULE 13G

CUSIP NO.: 477143101                                          PAGE 4 OF 17 PAGES


1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

          QIH MANAGEMENT LLC

2    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                  a.  [ ]
                                                  b.  [X]

3    SEC Use Only

4    Citizenship or Place of Organization

          DELAWARE



            Number of
              Shares                         5          Sole Voting Power
           Beneficially
             Owned By                                        16,719,082
               Each                          6          Shared Voting Power
            Reporting                                             0
              Person                         7          Sole Dispositive Power
               With                                          16,719,082
                                             8          Shared Dispositive Power
                                                                  0


9    Aggregate Amount of Beneficially Owned by Each Reporting Person

                                   16,719,082

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                       [X]

11   Percent of Class Represented By Amount in Row (9)

                                      9.7%

12   Type of Reporting Person (See Instructions)

                                       OO

                                  SCHEDULE 13G

CUSIP NO.: 477143101                                          PAGE 5 OF 17 PAGES


1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

          SOROS FUND MANAGEMENT LLC

2    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                    a.  [ ]
                                                    b.  [X]

3    SEC Use Only

4    Citizenship or Place of Organization

          DELAWARE

            Number of                        5          Sole Voting Power
              Shares
           Beneficially                                      16,719,082
             Owned By                        6          Shared Voting Power
               Each                                               0
            Reporting                        7          Sole Dispositive Power
              Person                                          16,719,082
               With                          8          Shared Dispositive Power
                                                                  0


9    Aggregate Amount of Beneficially Owned by Each Reporting Person

                                   16,719,082

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                      [X]

11   Percent of Class Represented By Amount in Row (9)

                                      9.7%

12   Type of Reporting Person (See Instructions)

                                     OO; IA

                                  SCHEDULE 13G

CUSIP NO.: 477143101                                         PAGE 6 OF 17 PAGES


1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

          GEORGE SOROS (in the capacity described herein)

2    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                    a.  [ ]
                                                    b.  [X]

3    SEC Use Only

4    Citizenship or Place of Organization

          UNITED STATES

            Number of                         5         Sole Voting Power
              Shares
           Beneficially                                        19,377,806
             Owned By                         6         Shared Voting Power
               Each                                             5,686,762
            Reporting                         7         Sole Dispositive Power
              Person                                           19,377,806
               With                           8         Shared Dispositive Power
                                                               5,686,762



9    Aggregate Amount of Beneficially Owned by Each Reporting Person

                                   25,064,568

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                       [ ]

11   Percent of Class Represented By Amount in Row (9)

                                      14.5%

12   Type of Reporting Person (See Instructions)

                                      IA

                                  SCHEDULE 13G

CUSIP NO.: 477143101                                          PAGE 7 OF 17 PAGES

ITEM 1(a) NAME OF ISSUER:

          JetBlue Airways Corporation (the "Issuer").

ITEM 1(b) ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          118-29 Queens Boulevard
          Forest Hills, New York 11375

ITEM 2(a) NAME OF PERSON FILING:

     This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          (i)  Quantum Industrial Partners LDC ("QIP");

          (ii) QIH Management Investor, L.P. ("QIHMI");

          (iii) QIH Management LLC ("QIH Management");

          (iv) Soros Fund Management LLC ("SFM LLC"); and

          (v)  Mr. George Soros ("Mr. Soros").

     This statement relates to Shares (as defined herein) held for the accounts of QIP, SFM Domestic Investments LLC, a Delaware limited liability company ("SFM Domestic Investments"), and Open Society Institute, a New York trust ("OSI").

     QIHMI, an investment advisory firm is a minority shareholder of, and is vested with investment discretion with respect to portfolio assets held for the account of, QIP. The sole general partner of QIHMI is QIH Management. SFM LLC is the sole managing member of QIH Management. Mr. Soros is the Chairman of SFM LLC, the sole managing member of SFM Domestic Investments and a trustee of OSI.

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The address and principal business office of each of QIHMI, QIH Management, SFM LLC, and Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, New York, 10106. The address of the principal business office of QIP is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.

ITEM 2(c) CITIZENSHIP:

          (i)  QIP is a Cayman Islands exempted limited duration company;

          (ii) QIHMI is a Delaware limited partnership;

          (iii) QIH Management is a Delaware limited liability company;

          (iv) SFM LLC is a Delaware limited liability company; and

          (v)  Mr. Soros is United States citizen.

                                  SCHEDULE 13G

CUSIP NO.: 477143101                                          PAGE 8 OF 17 PAGES


ITEM 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock, $.0.01 par value per share (the "Shares").

ITEM 2(e) CUSIP NUMBER:

          477143101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13d-1(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          This Item 3 is not applicable.

ITEM 4. OWNERSHIP:

ITEM 4(a) AMOUNT BENEFICIALLY OWNED:

     As of December 31, 2005, each of the Reporting Persons may be deemed to be the beneficial owner of the following number of Shares:

          (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner of the 16,705,582 Shares held for the account of QIP and 13,500 Shares issuable upon exercise of 13,500 Options held for the benefit of QIP.

          (ii) Mr. Soros may be deemed the beneficial owner of 25,064,568 Shares. This number consists of (A) 16,705,582 Shares held for the account of QIP and 13,500 Shares issuable upon exercise of 13,500 Options held for the benefit of QIP (B) 2,658,724 Shares held for the account of SFM Domestic Investments, and (C) 5,686,762 Shares held for the account of OSI.

ITEM 4(b) PERCENT OF CLASS:

          (i) The number of Shares of which QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner constitutes approximately 9.7% of the total number of Shares outstanding (based upon information provided by the Issuer the total number of Shares outstanding as of February 3, 2006 was 172,981,761).

          (ii) The number of Shares of which Mr. Soros may be deemed the beneficial owner constitutes approximately 14.5% of the total number of Shares outstanding.

ITEM 4(c) NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

QIP

(i)      Sole power to vote or to direct the vote:                                              16,719,082

(ii)     Shared power to vote or to direct the vote:                                                     0

(iii)    Sole power to dispose or to direct the disposition of:                                 16,719,082

(iv)     Shared power to dispose or to direct the disposition of:                                        0




                                  SCHEDULE 13G

CUSIP NO.: 477143101                                          PAGE 9 OF 17 PAGES


QIHMI

(i)      Sole power to vote or to direct the vote:                                              16,719,082

(ii)     Shared power to vote or to direct the vote:                                                     0

(iii)    Sole power to dispose or to direct the disposition of:                                 16,719,082

(iv)     Shared power to dispose or to direct the disposition of:                                        0

QIH MANAGEMENT

(i)      Sole power to vote or to direct the vote:                                              16,719,082

(ii)     Shared power to vote or to direct the vote:                                                     0

(iii)    Sole power to dispose or to direct the disposition of:                                 16,719,082

(iv)     Shared power to dispose or to direct the disposition of:                                        0

SFM LLC

(i)      Sole power to vote or to direct the vote:                                              16,719,082

(ii)     Shared power to vote or to direct the vote:                                                     0

(iii)    Sole power to dispose or to direct the disposition of:                                 16,719,082

(iv)     Shared power to dispose or to direct the disposition of:                                        0

MR. SOROS

(i)      Sole power to vote or to direct the vote:                                              19,377,806

(ii)     Shared power to vote or to direct the vote:                                             5,686,762

(iii)    Sole power to dispose or to direct the disposition of:                                 19,377,806

(iv)     Shared power to dispose or to direct the disposition of:                                5,686,762



ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          This Item 5 is not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

     (i) The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

     (ii) Certain members of SFM Domestic Investments have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for the account of SFM Domestic Investments in accordance with their membership interests in SFM Domestic Investments.

                                  SCHEDULE 13G

CUSIP NO.: 477143101                                         PAGE 10 OF 17 PAGES

     (iii) OSI has the sole right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for its account.

     The inclusion of securities held for the account of OSI shall not be deemed an admission that Mr. Soros has or may be deemed to have beneficial ownership of such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          This Item 7 is not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          This Item 8 is not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

          This Item 9 is not applicable.

ITEM 10. CERTIFICATION:

     This Item 10 is not applicable.

                                  SCHEDULE 13G

CUSIP NO.: 477143101                                         PAGE 11 OF 17 PAGES



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2006                    QUANTUM INDUSTRIAL PARTNERS LDC



                                            By: /s/ Jodye M. Anzalotta
                                               ---------------------------------
                                               Jodye M. Anzalotta
                                               Attorny-in-Fact


Date:  February 14, 2006                    QIH MANAGEMENT INVESTOR, L.P.

                                            By:  QIH Management LLC,
                                                 its General Partner

                                            By:  Soros Fund Management LLC,
                                                 its Managing Member


                                            By: /s/ Jodye M. Anzalotta
                                               ---------------------------------
                                               Jodye M. Anzalotta
                                               Assistant General Counsel


Date:  February 14, 2006                    QIH MANAGEMENT LLC

                                            By:  Soros Fund Management LLC,
                                                 its Managing Member

                                            By: /s/ Jodye M. Anzalotta
                                               ---------------------------------
                                               Jodye M. Anzalotta
                                               Assistant General Counsel


Date:  February 14, 2006                    SOROS FUND MANAGEMENT LLC


                                            By: /s/ Jodye M. Anzalotta
                                               ---------------------------------
                                               Jodye M. Anzalotta
                                               Assistant General Counsel


Date:  February 14, 2006                    GEORGE SOROS


                                            By: /s/ Jodye M. Anzalotta
                                               ---------------------------------
                                               Jodye M. Anzalotta
                                               Attorny-in-Fact

                                  SCHEDULE 13G

CUSIP NO.: 477143101                                         PAGE 12 OF 17 PAGES


                                  EXHIBIT INDEX

                                                                                           Page No.

     A.   Joint Filing Agreement, dated as of February 14, 2006, by and among
          Quantum Industrial Partners LDC, QIH Management Investor, L.P., QIH
          Management LLC, Soros Fund Management LLC and Mr. George Soros                     13

     B.   Power of Attorney, dated June 16, 2005, granted by Mr. George Soros in favor of Mr. Armando T. Belly, Ms. Jodye Anzalotta, Ms. Maryann
          Canfield, Mr. Jay Schoenfarber and Mr. Robert
          Soros.......................................................                       14

     C.   Power of Attorney, dated September 30, 2005, granted by Quantum
          Industrial Partners LDC in favor of Ms. Jodye Anzalotta, Mr.
          Armando Belly, Ms. Maryann Canfield, Mr. Gavin Murphy, Mr. Jay
          Schoenfarber, Mr. Robert Soros and Mr. Abbas F.
          Zuaiter.............................................................               15


                                  SCHEDULE 13G

CUSIP NO.: 477143101                                         PAGE 13 OF 17 PAGES



                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that Amendment No. 4 to the Schedule 13G with respect to the Common Stock, $0.01 par value per share, of JetBlue Airways Corporation, dated as of February 10, 2006, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:  February 14, 2006                    QUANTUM INDUSTRIAL PARTNERS LDC



                                            By: /s/ Jodye M. Anzalotta
                                               ---------------------------------
                                               Jodye M. Anzalotta
                                               Attorney-in-Fact



Date:  February 14, 2006                    QIH MANAGEMENT INVESTOR, L.P.

                                            By:  QIH Management LLC,
                                                 its General Partner

                                            By:  Soros Fund Management LLC,
                                                 its Managing Member


                                            By: /s/ Jodye M. Anzalotta
                                               ---------------------------------
                                               Jodye M. Anzalotta
                                               Assistant General Counsel


Date:  February 14, 2006                    QIH MANAGEMENT LLC

                                            By:  Soros Fund Management LLC,
                                                 its Managing Member

                                            By: /s/ Jodye M. Anzalotta
                                               ---------------------------------
                                               Jodye M. Anzalotta
                                               Assistant General Counsel


Date:  February 14, 2006                    SOROS FUND MANAGEMENT LLC


                                            By: /s/ Jodye M. Anzalotta
                                               ---------------------------------
                                               Jodye M. Anzalotta
                                               Assistant General Counsel


Date:  February 14, 2006                    GEORGE SOROS


                                            By: /s/ Jodye M. Anzalotta
                                               ---------------------------------
                                               Jodye M. Anzalotta
                                               Attorney-in-Fact

                                  SCHEDULE 13G

CUSIP NO.: 477143101                                         PAGE 14 OF 17 PAGES

                                    EXHIBIT B

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENT, that I, GEORGE SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER and ROBERT SOROS. acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to
Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

Execution of this power of attorney revokes that certain Power of Attorney dated as of the 11th March 2005 with respect to the same matters addressed above.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 16th day of June 2005.

                                            GEORGE SOROS


                                           /s/ Daniel Eule
                                           -------------------------------------
                                           Daniel Eule
                                           Attorney-in-Fact for George Soros

                                  SCHEDULE 13G

CUSIP NO.: 477143101                                         PAGE 15 OF 17 PAGES


                                    EXHIBIT C

                         QUANTUM INDUSTRIAL PARTNERS LDC

                            LIMITED POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENT, that the undersigned QUANTUM INDUSTRIAL PARTNERS LDC (the "Company"), an exempted limited duration company organized and existing under the laws of the Cayman Islands, does, pursuant to duly adopted resolutions of its managing director dated as of the date hereof, hereby designate, constitute and appoint:

     JODYE ANZALOTTA of 888 Seventh Avenue, New York, New York 10106;

     ARMANDO BELLY of 888 Seventh Avenue, New York, New York 10106;

     MARYANN CANFIELD of 888 Seventh Avenue, New York, New York 10106;

     GAVIN MURPHY of 888 Seventh Avenue, New York, New York 10106;

     JAY SCHOENFARBER of 888 Seventh Avenue, New York, New York 10106;

     ROBERT SOROS of 888 Seventh Avenue, New York, New York 10106;

     ABBAS F. ZUAITER of 888 Seventh Avenue, New York, New York 10106;

or any one of them, acting singly and not jointly, with power of substitution, as its true and lawful agents and attorneys-in-fact (each, an "Attorney-in-Fact"):

(1) to open accounts of any kind or nature whatsoever at any institution of any kind or nature whatsoever in any jurisdiction or location (a "Financial Institution") and to sign related account opening documents for the Company;

(2) to give instructions for the settlement of transactions relating to the acquisition, disposition and holding for the Company's account of:

     (a)  any securities, debt obligations, commodities and currencies;

     (b) any puts, calls or other options, any contracts for forward or future delivery, and any other contracts of any kind relating to any of the foregoing;

     (c) any derivative instruments of any kind pertaining to, or providing investment exposure with respect to, any of the foregoing, whether relating to a specific security, debt instrument, commodity or currency, or relating to a basket or index comprised, or based in changes in the level of prices, rates or values, of any group or combination thereof;

     (d) any other instruments or contracts of a kind dealt in by security or commodity brokers or dealers, or other Financial Institutions;

     (e)  any combination of any of the foregoing;

in each case whether now existing or hereafter developed, and whether the transaction is effected on any securities or commodity exchange, board of trade or contract market or through any inter-dealer or other

                                  SCHEDULE 13G

CUSIP NO.: 477143101                                         PAGE 16 OF 17 PAGES


over-the-counter market in any jurisdiction or location (including, without limiting the generality of the foregoing, capital stock; shares or other units of mutual funds and investment companies; preorganization certificates and subscriptions; warrants; partnership interests or units; bonds, notes and debentures, whether subordinated, convertible or otherwise, and whether issued by a governmental or private issuer; commercial paper; certificates of deposit; bankers acceptances; trade acceptances; trust receipts; depository receipts; assignments of or participations in bank loans; trade credit claims; equity swaps, commodity swaps and interest rate swaps; equity index contracts; interest rate index contracts; repurchase agreements and reverse repurchase agreements; master agreements; and guaranties);

(3)  to give instructions or make arrangements for:

     (a)  trading on margin;

     (b)  effecting short sales;

     (c)  entering into repurchase agreements;

     (d) otherwise obtaining credit or borrowing funds or any securities or other instruments or assets; and

     (e)  providing collateral security in relation to any of the foregoing in connection with the acquisition, financing or re-financing, carrying or disposition of any of the items referred to in paragraph (2) above, and to cover, discharge or otherwise terminate any of the foregoing arrangements;

(4) to give instructions for payments and deliveries in connection with any of the foregoing transactions;

(5) to exercise all rights, powers and privileges appurtenant to the ownership, and any related financing, of any item held for the Company's account (including the right to vote or consent, and the right to lend any such item to any other person);

(6) to execute and deliver, in the name of and on behalf of the Company, any investment management agreements and discretionary trading authorizations with investment advisers other than Soros Fund Management LLC and any and all such other agreements, deeds, instruments, receipts, certificates and other documents in connection therewith; and

(7) to execute all such documents and to take all such other actions as any of them may consider necessary or advisable in connection with any of the foregoing.

     Each Attorney-in-Fact is hereby authorized and empowered to perform all other acts and deeds, which he or she in his or her sole discretion deems necessary or appropriate to carry out to the fullest extent the terms and the intent of the foregoing. All past acts of each Attorney-in-Fact in furtherance of the foregoing are hereby ratified and confirmed.

     Execution of this Limited Power of Attorney shall constitute a revocation of any and all previously executed limited powers of attorney of the Company appointing attorneys-in-fact to open accounts of any kind and nature whatsoever, sign opening documents and take all the actions set forth in this Limited Power of Attorney. This Power of Attorney shall expire on October 1, 2006.

                                  SCHEDULE 13G

CUSIP NO.: 477143101                                         PAGE 17 OF 17 PAGES

     IN WITNESS WHEREOF, the undersigned has caused this instrument to be executed effective as of the 30th day of September 2005.

                                            QUANTUM INDUSTRIAL PARTNERS LDC



                                            By: /s/ S. Cras     /s/ G. Sint Jago
                                                --------------------------------
                                                Curacao Corporation N.V.
                                                Managing Director